UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

On Deck Capital, Inc.

(Name of Issuer)

Common Stock, $0.005 par value per share

(Title of Class of Securities)

682163 100

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 682163 100

1	Name of Reporting Person: Village Ventures Capital Management, LLC I.R.S. Identification Nos. of Above Persons (Entities Only): 20-4860962

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3	SEC Use Only:

4	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 6,074,138

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 6,074,138

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,074,138

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11	Percent of Class Represented by Amount in Row (9): 9.0%(1)

12	Type of Reporting Person (See Instructions): PN

(1)  Based on 67,660,636 shares of the Common Stock outstanding as disclosed in the Issuer’s final prospectus for the Issuer’s initial public offering, as filed with the Securities and Exchange Commission on December 17, 2014, including 1,500,000 shares issued pursuant to the full exercise of the over-allotment option by the Issuer’s Underwriter in the Issuer’s initial public offering.

CUSIP No. 682163 100

1	Name of Reporting Person: Village Ventures, Inc. I.R.S. Identification Nos. of Above Persons (Entities Only): 04-3505486

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3	SEC Use Only:

4	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 6,074,138

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 6,074,138

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,074,138

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11	Percent of Class Represented by Amount in Row (9): 9.0%(1)

12	Type of Reporting Person (See Instructions): CO

(1)   Based on 67,660,636 shares of the Common Stock outstanding as disclosed in the Issuer’s final prospectus for the Issuer’s initial public offering, as filed with the Securities and Exchange Commission on December 17, 2014, including 1,500,000 shares issued pursuant to the full exercise of the over-allotment option by the Issuer’s Underwriter in the Issuer’s initial public offering.

CUSIP No. 682163 100

1	Name of Reporting Person: Village Ventures Capital Partners II, LLC I.R.S. Identification Nos. of Above Persons (Entities Only): 20-4457008

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3	SEC Use Only:

4	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 6,074,138

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 6,074,138

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,074,138

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11	Percent of Class Represented by Amount in Row (9): 9.0%(1)

12	Type of Reporting Person (See Instructions): PN

(1)   Based on 67,660,636 shares of the Common Stock outstanding as disclosed in the Issuer’s final prospectus for the Issuer’s initial public offering, as filed with the Securities and Exchange Commission on December 17, 2014, including 1,500,000 shares issued pursuant to the full exercise of the over-allotment option by the Issuer’s Underwriter in the Issuer’s initial public offering.

CUSIP No. 682163 100

1	Name of Reporting Person: Village Ventures Fund II, L.P. I.R.S. Identification Nos. of Above Persons (Entities Only): 20-4456892

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3	SEC Use Only:

4	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 5,166,212

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,166,212

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,166,212

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11	Percent of Class Represented by Amount in Row (9): 7.6%(1)

12	Type of Reporting Person (See Instructions): PN

(1)   Based on 67,660,636 shares of the Common Stock outstanding as disclosed in the Issuer’s final prospectus for the Issuer’s initial public offering, as filed with the Securities and Exchange Commission on December 17, 2014, including 1,500,000 shares issued pursuant to the full exercise of the over-allotment option by the Issuer’s Underwriter in the Issuer’s initial public offering.

CUSIP No. 682163 100

1	Name of Reporting Person: Village Ventures Fund II-A, L.P. I.R.S. Identification Nos. of Above Persons (Entities Only): 27-0964361

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3	SEC Use Only:

4	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 70,846

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 70,846

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 70,846

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11	Percent of Class Represented by Amount in Row (9): 0.1%(1)

12	Type of Reporting Person (See Instructions): PN

(1)      Based on 67,660,636 shares of the Common Stock outstanding as disclosed in the Issuer’s final prospectus for the Issuer’s initial public offering, as filed with the Securities and Exchange Commission on December 17, 2014, including 1,500,000 shares issued pursuant to the full exercise of the over-allotment option by the Issuer’s Underwriter in the Issuer’s initial public offering.

CUSIP No. 682163 100

1	Name of Reporting Person: Village Ventures Fund II-B, L.P. I.R.S. Identification Nos. of Above Persons (Entities Only): 20-4531299

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3	SEC Use Only:

4	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 837,080

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 837,080

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 837,080

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11	Percent of Class Represented by Amount in Row (9): 1.2%(1)

12	Type of Reporting Person (See Instructions): PN

(1)      Based on 67,660,636 shares of the Common Stock outstanding as disclosed in the Issuer’s final prospectus for the Issuer’s initial public offering, as filed with the Securities and Exchange Commission on December 17, 2014, including 1,500,000 shares issued pursuant to the full exercise of the over-allotment option by the Issuer’s Underwriter in the Issuer’s initial public offering.

CUSIP No. 682163 100

1	Name of Reporting Person: Matthew C. Harris I.R.S. Identification Nos. of Above Persons (Entities Only):

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3	SEC Use Only:

4	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 6,074,138

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 6,074,138

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,074,138

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11	Percent of Class Represented by Amount in Row (9): 9.0%(1)

12	Type of Reporting Person (See Instructions): IN

(1)      Based on 67,660,636 shares of the Common Stock outstanding as disclosed in the Issuer’s final prospectus for the Issuer’s initial public offering, as filed with the Securities and Exchange Commission on December 17, 2014, including 1,500,000 shares issued pursuant to the full exercise of the over-allotment option by the Issuer’s Underwriter in the Issuer’s initial public offering.

CUSIP No. 682163 100

1	Name of Reporting Person: William Bo S. Peabody I.R.S. Identification Nos. of Above Persons (Entities Only):

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3	SEC Use Only:

4	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 6,074,138

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 6,074,138

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,074,138

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11	Percent of Class Represented by Amount in Row (9): 9.0%(1)

12	Type of Reporting Person (See Instructions): IN

(1)      Based on 67,660,636 shares of the Common Stock outstanding as disclosed in the Issuer’s final prospectus for the Issuer’s initial public offering, as filed with the Securities and Exchange Commission on December 17, 2014, including 1,500,000 shares issued pursuant to the full exercise of the over-allotment option by the Issuer’s Underwriter in the Issuer’s initial public offering.

Item 1
	(a)	Name of Issuer: On Deck Capital, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 1400 Broadway, 25th Floor New York, New York 10018

Item 2
(a)

Names of Persons Filing:
Each of the following is a reporting person (“Reporting Person”):

Village Ventures Capital Management, LLC

Village Ventures, Inc.

Village Ventures Capital Partners II, LLC

Village Ventures Fund II, L.P.

Village Ventures Fund II-A, L.P.

Village Ventures Fund II-B, L.P.

Matthew C. Harris

William Bo S. Peabody

(b)

Address or Principal Business Office or, if none, Residence:
The principal business address of each Reporting Person is:

c/o VillageVentures

One Bank Street, 2nd Floor

Williamstown, Massachusetts 01267

	(c)	Citizenship: Reference is made to the response to item 4 on each of pages 2-9 of this Schedule 13G (this “Schedule”), which responses are incorporated herein by reference.
	(d)	Title and Class of Securities: Common Stock, par value $0.005 per share.
	(e)	CUSIP No.: 682163 100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership

Reference is hereby made to the responses to items 5-9 and 11 of pages 2 - 9 of this Schedule, which responses are incorporated by reference herein.

Village Ventures Capital Partners II, LLC ("VVCP") is the general partner of Village Ventures Fund II, L.P. (“VVF II”), Village Ventures Fund II-A, L.P (“VVF II-A”) and Village Ventures Fund II-B, L.P. (“VVF II-B”). Village Ventures Capital Management, LLC ("VVCM") is the manager of VVCP. Matthew C. Harris and William Bo S. Peabody, as the Class A members of VVCM, share voting and dispositive power with respect to the shares held by VVF II, VVF II-A and VVF II-B. Village Ventures, Inc., a corporation controlled by Messrs. Harris and Peabody, is the advisor to VVCM.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group
The Reporting Persons are filing this Schedule 13G jointly. The Reporting Persons may be deemed to be a group pursuant to Rule 13d-5 of the Act.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015

VILLAGE VENTURES CAPITAL MANAGEMENT, LLC

	By:	/s/ Matthew C. Harris
	Name:	Matthew C. Harris
	Title:	Class A member

VILLAGE VENTURES, INC.

	By:	/s/ Matthew C. Harris
	Name:	Matthew C. Harris
	Title:	Director

VILLAGE VENTURES CAPITAL PARTNERS II, LLC

By: Village Ventures Capital Management, LLC
Its: Manager

	By:	/s/ Matthew C. Harris
	Name:	Matthew C. Harris
	Title:	Class A member

VILLAGE VENTURES FUND II, L.P.

By: Village Ventures Capital Partners II, LLC
Its: General Partner

By: Village Ventures Capital Management, LLC
Its: Manager

	By:	/s/ Matthew C. Harris
	Name:	Matthew C. Harris
	Title:	Class A member

VILLAGE VENTURES FUND II-A, L.P.

By: Village Ventures Capital Partners II, LLC
Its: General Partner

By: Village Ventures Capital Management, LLC
Its: Manager

	By:	/s/ Matthew C. Harris
	Name:	Matthew C. Harris
	Title:	Class A member

VILLAGE VENTURES FUND II-B, L.P.

By: Village Ventures Capital Partners II, LLC
Its: General Partner

By: Village Ventures Capital Management, LLC
Its: Manager

By:	/s/ Matthew C. Harris
Name:	Matthew C. Harris
Title:	Class A member

/s/ Matthew C. Harris
Matthew C. Harris

/s/ William Bo S. Peabody
William Bo S. Peabody